VF 4-27-05 (A)

AM 4-25-2005 *



05041485

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC MAIL RECEIVED PROCESSING APR - 8 2005 WASH., D.C. 213

SEC FILE NUMBER
8- 46706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John N. Seip & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 Broadway, Suite 1004
(No. and Street)

New York (City) New York (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell Pollack (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success (City) New York (State) 11042 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 4-25-2005

OATH OR AFFIRMATION

I, John N. Seip, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John N. Seip & Co., Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

CHRISTINE COOPER
Notary Public, State Of New York
No.01CO6085064
Qualified In Queens County
Commission Expires Dec.23, 20 06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income ~~(Loss)~~.
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN N. SEIP & CO., INC.

* *

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

* * * * * * * * * * * * * * * * * * * *

JOHN N. SEIP & CO., INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 320,358
Receivable from broker, dealer and clearing organization	175,263
Commissions receivable	174,009
Prepaid income taxes	2,910
	$ 672,540

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses and other payables	$ 114,564
Deferred tax liability	2,700
	117,264
Stockholder's equity:	
Common stock, no par value; 200 shares authorized, 10 shares issued and outstanding	10,000
Retained earnings	545,276
	555,276
	$ 672,540

The accompanying notes are an integral part of this financial statement.

JOHN N. SEIP & CO., INC.

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION AND NATURE OF BUSINESS:

John N. Seip & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange. The Company principally engages in executing transaction orders on the floor of the New York Stock Exchange on behalf of its clients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Securities Transactions:

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial.

Cash Equivalents:

The Company considers all money market accounts and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

The Company has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, the Company itself is not subject to federal income tax. The stockholder is required to report separately his distributive share of the Company's income or loss to federal tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes and, accordingly, the Company pays New York State income tax at the minimum rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporation tax rates.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Deferred taxes are recorded to reflect the tax effect of the temporary differences arising as a result of the Company's utilizing the cash basis of accounting for income tax reporting purposes rather than the accrual basis of accounting used for financial reporting purposes.

3. **RECEIVABLE FROM BROKER, DEALER AND CLEARING ORGANIZATION:**

Receivable from broker, dealer and clearing organization arises as a result of the Company's normal securities transactions.

4. **SEAT LEASE:**

The Company leases two seats on the New York Stock Exchange. The lease payments, which are guaranteed by the Company, are as follows:

Expiration Date	Annual Lease Payments
September 30, 2005	$100,000
December 31, 2005	60,000

5. **INCOME TAXES:**

Deferred taxes are a result of temporary differences arising primarily from commissions receivable, prepaid expenses and accrued expenses and other payables. The deferred taxes are as follows:

Deferred tax asset	$ 1,900
Deferred tax liability	(4,600)
Net deferred taxes	$ (2,700)

6. **CLEARANCE AGREEMENT:**

The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. As part of this agreement, the Company will be required to maintain cash or securities of not less than $100,000. This deposit is included with the receivable from broker, dealer and clearing organization.

7. **NET CAPITAL REQUIREMENTS:**

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2004, the Company had net capital, as defined, of $527,583 which was $510,945 in excess of its required net capital of $16,638. At December 31, 2004, the Company had aggregate indebtedness of $249,564. The ratio of aggregate indebtedness to net capital was .47 to 1.

8. OFF-BALANCE-SHEET RISK:

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with the clearing broker, who carries all of the accounts of such customers. The Company does not maintain margin accounts for its customers; therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill its contractual obligations.

The Company has cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration. At December 31, 2004, this credit risk amounted to $250,302.

9. PROFIT SHARING PLAN:

The Company sponsors a defined contribution profit sharing plan. The plan covers substantially all of the Company's employees following the completion of one year of service. The plan is funded through a separate trust account. The contribution to the plan is determined annually by management and is at the Company's discretion. Participants become vested as follows:

Years of Service	Percent Vested
2	20%
3	40%
4	60%
5	80%
6	100%

10. FINDERS FEE:

During 2004, the Company received a finders fee for services rendered in connection with a private placement. In addition, the Company also received warrants to purchase shares of common stock at various exercise prices that range from $1.54 per share to $1.86 per share. The warrants exp-ire at various times through December 31, 2007. The warrants have been recorded on the books at fair value, which is determined by management to be zero.

11. CORRECTION OF AN ERROR:

Management has informed us that they inadvertently did not record a profit sharing plan contribution in the amount of $40,438 which has resulted in an understatement of previously reported accrued expenses and other payables. This financial statement has been revised to reflect such change.

* *

The Company's Statement of Financial Condition as of December 31, 2004 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
John N. Seip & Co., Inc.

We have audited the accompanying statement of financial condition of John N. Seip & Co., Inc. (the "Company") as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of John N. Seip & Co., Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 11 to the financial statement, management inadvertently did not record a profit sharing plan contribution for 2004. Accordingly, the 2004 financial statement has been restated to reflect this change.



CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 15, 2005, except for Note 11,
which is as of March 4, 2005


Weiser

Weiser LLP
Certified Public Accountants

3000 Marcus Avenue
Lake Success, NY 11042-1066
Tel 516.488.1200
Fax 516.488.1238

www.weiserLLP.com

March 31, 2005


SEC MAIL PROCESSING
RECEIVED
APR - 8 2005
WASH. D.C.
213
SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549

Re: John N. Seip & Co., Inc.
SEC File Number: 8-46706

Gentlemen:

The financial statements of John N. Seip & Co., Inc. have been amended for the year ended December 31, 2004, as management inadvertently did not record a profit sharing plan contribution. The attached financial statements have been restated to reflect an additional accrual of $40,438 to reflect such profit sharing contribution. As a result of this additional accrual, prepaid taxes increased by $1,074. The effect on net capital is detailed below:

	As Originally Reported	As Amended	Difference
Nonallowable assets	$ 27,295	$ 28,369	$ 1,074
Net capital, as defined	568,021	527,583	(40,438)
Aggregate indebtedness	209,126	249,564	40,438
Minimum net capital	13,942	16,638	2,696
Excess net capital	$ 554,079	$ 510,945	$ (43,134)

It is our understanding that the December 31, 2004 FOCUS Report has been amended to reflect this change.

Thank you.



Mark Aaron, CPA
Weiser LLP